UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Class A Ordinary Shares under the At The Market Sales Agreement

As previously disclosed in the Report on Form 6-K filed by YY Group Holding Limited, a British Virgen Islands Company (“YY Group” or the “Company”), on February 27, 2026, the Company entered into an At The Market Sales Agreement (the “Sales Agreement”) with Spartan Capital Securities, LLC, serving as the lead sales agent, and Wilson-Davis & Co., Inc., serving as an additional agent, pursuant to which the Company may offer and sell, from time to time at its sole discretion through the Sales Agents, Class A ordinary shares, no par value, of the Company up to an aggregate offering price of $20 million.

As of March 20, 2026, the Company has issued an aggregate of 59,794,648 Class A ordinary shares under the Sales Agreement, resulting in gross proceeds of approximately US$3.5 million. After payment of the sales agents’ commission of 3.75% of the gross proceeds and certain other offering expenses, the Company received net proceeds of approximately US$3.2 million. As of March 20, 2026, the company has 213,944,957 Class A ordinary shares issued and outstanding.

The Company expects to use the net proceeds from the ATM facility to pay off the remaining cash portion for the acquisitions completed in 2025, and for working capital purposes and business expansion for the overseas markets.

As of March 20, 2026, the Company has approximately US$16.5 million remaining capacity available for sale under the ATM facility. The Sales Agreement remains in effect.

Reverse Share Split

On March 13, 2026, the board of directors of the Company approved (i) a reverse share split of the Company’s Class A ordinary shares at a ratio of 1-for-50 (the “Reverse Share Split”), such that (a) every Fifty (50) issued Class A ordinary shares, no par value, will be combined into one (1) issued Class A ordinary share, no par value, and (b) no fractional shares will be issued in connection with the Reverse Share Split. Shareholders who would otherwise receive a fraction of a Class A ordinary share of the Company will receive one full share.

As a result, the number of outstanding Class A ordinary shares will be reduced from approximately 214 million shares to approximately 4.28 million shares, based on the total shares outstanding as of March 20, 2026. YY Group’s Class A ordinary shares began trading on an adjusted basis giving effect to the Reverse Share Split on March 23, 2026, under the existing ticker symbol “YYGH.” The new CUSIP number of the Company’s ordinary shares is G9888Q111.

As previously disclosed in the Reports on Form 6-K filed by the Company on February 27, 2026 and March 2, 2026, the Company issued (i) 8% original issue discount Convertible Promissory Notes in the aggregate principal amount of $5,940,000 (the “Notes”), reflecting gross proceeds prior to expenses and fees in connection with the offering of $5,500,000 after giving effect to the 8% origi nal issue discount, and (ii) warrants (the “Warrants”) to initially purchase up to 47,255,369 Class A ordinary shares (the “Warrant Shares”).

As a result of the Reverse Share Split, the floor price of the Notes and Warrants, respectively, was adjusted from $0.092 per share to $4.60 per share and the number of Warrant Shares was adjusted from 47,255,369 to 945,108 Class A ordinary shares. Additionally, pursuant to the Notes, if the Event Market Price (as defined below) is less than the Conversion Price (as defined in the Notes) then in effect, then on the sixteenth (16th) trading day immediately following the Reverse Share Split, the Conversion Price then in effect on such sixteenth (16th) trading day shall be reduced (but in no event increased) to the Event Market Price. Event Market Price means, the quotient determined by dividing (x) the sum of the VWAP of the Class A ordinary shares for each of the five (5) trading days with the lowest VWAP of the Class A ordinary shares during the fifteen (15) consecutive trading day period ending and including the trading day immediately preceding the sixteenth (16th) trading day after the Reverse Share Split, by (y) five (5).

On March 19, 2026, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated March 19, 2026- YY Group Announces Effective Date of Reverse Stock Split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: March 23, 2026	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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